UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Thomas Francis Mendolia DO

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 10 7	Page 2 of 4

1.	Names of Reporting Persons Thomas Francis Mendolia DO
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,895,659
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,895,659
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,659
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.1%
14.	Type of Reporting Person IN

CUSIP No. 759757 10 7	Page 3 of 4

Item 1.          Security and Issuer

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, as previously amended by Amendment No. 1 to Schedule 13D, with respect to the Common Stock, $0.01 par value per share (the "Shares"), of Rennova Health, Inc., a Delaware corporation (the "Issuer"), filed by Thomas Francis Mendolia DO. Except as expressly amended below, the Schedule 13D, dated November 2, 2015, as previously amended, remains in effect.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is being filed to report the grant to Dr. Mendolia of 20,000 options, with an exercise price of $.30 per Share, on July 17, 2016, and the issuance to Dr. Mendolia on August 5, 2016 of 737,399 Shares (at $0.45 per Share), and 737,399 warrants to purchase a like number of Shares at an exercise price of $0.45 per Share. The options vest as follows: 10,000 upon grant; 5,000 on September 30, 2106, and 5,000 on December 31, 2016, subject to Dr. Mendolia's attendance at meetings of the Issuer's scientific advisory committee. The options expire on July 17, 2026. The warrants are currently exercisable and expire on August 5, 2026. The Shares and the warrants were issued to Dr. Mendolia by the Issuer in exchange for the cancellation of certain outstanding indebtedness owed by the Issuer to Dr. Mendolia.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of July 17, 2016, Dr. Mendolia may be deemed to beneficially own 3,895,659 Shares (or approximately 22.1% of the total number of Shares deemed outstanding), which consists of (i) 1,855,659 Shares, and (ii) 2,040,000 stock options owned of record by Dr. Mendolia to purchase a like number of Shares; all as to which Dr. Mendolia has sole dispositive and voting power. Such Shares do not include 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Dr. Mendolia.

As of August 5, 2016, Dr. Mendolia may be deemed to beneficially own 5,370,457 Shares (or approximately 11.8% of the total number of Shares deemed outstanding), which consists of (i) 2,593,058 Shares, (ii) 2,040,000 stock options owned of record by Dr. Mendolia to purchase a like number of Shares, and (iii) 737,399 warrants owned of record by Dr. Mendolia, as described in Item 3. above, to purchase a like number of Shares; all as to which Dr. Mendolia has sole dispositive and voting power. Such Shares do not include 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Dr. Mendolia.

CUSIP No. 759757 10 7	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2016	/s/ Thomas Francis Mendolia DO Thomas Francis Mendolia DO